UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: April 6, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 201 9246 camtek@gkir.com
FOR IMMEDIATE RELEASE

Camtek Receives $8 Million Order for Multiple Inspection Systems
 from a Tier-1 Global CMOS Image Sensor Manufacturer

Systems expected to be delivered during the second and the third quarters

MIGDAL HAEMEK, Israel – April 6, 2020 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that it received an order for multiple EagleT-i systems, its advanced inspection system, from a tier-one global CMOS Image Sensor manufacturer, totaling $8 million. The systems are expected to be delivered during the second and the third quarters of 2020.

Rafi Amit, Chief Executive Officer, commented, “I am very pleased with this multiple system order from a leading global CMOS Image Sensor manufacturer, and we are happy that the market demand for our products remains strong. This order is another sign of Camtek’s continued leadership in the inspection market, specifically in the CMOS Image Sensor market.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment serving the Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments of the semiconductor industry.

Camtek provides dedicated Inspection solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers' requirements.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, the length and severity of the recent COVID-19 (coronavirus) outbreak, including its impacts across our businesses on demand, operations, and our global supply chains, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.